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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alon USA Energy, Inc.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
July 27, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	020520102	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Alon Israel Oil Company, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	5	SOLE VOTING POWER:

NUMBER OF		33,600,000 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,401,120 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,600,000 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,401,120 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

35,001,120 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

74.9%(1)

12	TYPE OF REPORTING PERSON*:

HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	The percent of class represented by the amount of shares beneficially owned set forth in row (9) was calculated based on the number of shares of the common stock outstanding on August 15, 2005 as set forth in the Issuer’s Form 10-Q for the quartely period ended June 30, 2005.

Item 1(a).	Name of Issuer:

Alon USA Energy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7616 LBJ Freeway, Suite 300
Dallas, TX 75251-1100

Item 2(a).	Name of Person Filing:

Alon Israel Oil Company, Ltd. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Europark (France Building), Kibbutz Yakum 60972, Israel

Item 2(c).	Citizenship:

The Reporting Person is an Israel limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

020520102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned:

35,001,120 shares

(b)	Percent of class:

74.9% (The percent of class was calculated based on the number of shares of the common stock outstanding on August 15, 2005 as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2005.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

33,600,000 shares

(ii)	Shared power to vote or direct the vote:

1,401,120 shares reported as beneficially owned in this Schedule 13G are owned by Tabris Investments Inc., a wholly owned subsidiary of the Reporting Person. As such, the Reporting Person may be deemed to have shared power to vote 1,401,120 shares.

(iii)	Sole power to dispose or to direct the disposition of:

33,600,000 shares

(iv)	Shared power to dispose or to direct the disposition of:

The 1,401,120 shares reported as beneficially owned in this Schedule 13G are owned by Tabris Investments Inc., a wholly owned subsidiary of the Reporting Person. As such, the Reporting Person may be deemed to have shared power to dispose of 1,401,120 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 4, 2005

ALON ISRAEL OIL COMPANY, LTD.
By:	/s/ David Wiessman
	Name:	David Wiessman
	Title:	President and Chief Executive Officer

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